EXHIBIT 99.5

Amryt Announces Results from an Investigator Sponsored Study of Lomitapide in FCS

DUBLIN, Ireland, and Boston MA, March 30, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, today  announces efficacy and safety data from the “Lochnes” investigator sponsored study of lomitapide in Familial Chylomicronaemia Syndrome (“FCS”) which was conducted by expert lipidologists in Italy.

The study enrolled 18 adult patients across 3 sites.  All patients had a genetic diagnosis of FCS and a history of pancreatitis.  The median baseline fasting triglyceride level of patients was 1884 mg/dL. Patients were administered open-label treatment with escalating doses of lomitapide for 26 weeks.  The median fasting triglyceride level at 26 weeks was 672 mg/dL representing a 70.5% median reduction versus baseline. 14 patients achieved a reduction in triglycerides to less than 1000 mg/dL and 13 of these achieved  triglycerides of 750 mg/dL or below at 26 weeks.

Treatment with lomitapide was generally well tolerated and all patients completed 26 weeks of treatment.  Adverse events were mild to moderate and mostly related to gastrointestinal tolerability and liver enzyme elevations.  Liver MRI imaging revealed an increase in hepatic fat content which was between 30-50% at week 26 in 3 patients.

The company will now evaluate and analyse the full data set from the study and plans to discuss the potential development path forward with the FDA and the EMA.

Dr Mark Sumeray, Chief Medical Officer of Amryt, commented: “We are encouraged by the data from the study and look forward to our discussions with the respective health authorities to progress lomitapide as a potential treatment for FCS.”

Professor Maurizio Averna, Lead Investigator together with Professor Angelo B. Cefalù - Study Co-Investigator, commented: “The results of the study support the hypothesis that lomitapide may be a potential treatment for reducing triglycerides in FCS.  Interestingly, at the end of the study, 14 out of 18 patients achieved triglyceride levels below 1000 mg/dL , which is considered the pancreatitis risk threshold.”

About Familial Chylomicronemia Syndrome (“FCS”) - FCS is a genetic disease caused by impaired function of the enzyme lipoprotein lipase (LPL), which results in elevated triglyceride levels and significant risk and disease burden. This may include unpredictable and potentially fatal acute pancreatitis as well as chronic complications due to permanent organ damage. It is estimated that there are between 3,000 to 5,000 people living with FCS worldwide. Patients must manage their triglyceride levels by adopting a strict, extremely low-fat diet of 10-20g of fat per day, which is incredibly challenging and does not remove the risk of pancreatitis and other symptoms of the disease.

About Lomitapide -  Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU and Brazil (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease. For additional information about Juxtapid, including important safety information for the risk of hepatoxicity, please visit www.juxtapid.com.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products – metreleptin (Myalept®/ Myalepta®) and lomitapide (Juxtapid®/ Lojuxta®).

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®).  For additional information, please follow this link.

Amryt's lead development candidate, Filsuvez® (Oleogel-S10) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.
Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com